UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2005.

Commission File Number: 333-110071

CHINA SECURITY AND SURVEILLANCE TECHNOLOGY, INC.

Rooms 3505-06, 35th Floor Edinburgh Tower, The Landmark 15 Queen’s Road Central, Hong Kong
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  X          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  Yes           No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Yes           No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes           No X

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ______.

CHINA SECURITY AND SURVEILLANCE TECHNOLOGY, INC. ANNOUNCES RESULTS OF THE 2ND QUARTER ENDING NOVEMBER 30, 2005.

INDEX

CONSOLIDATED FINANCIAL STATEMENTS

3

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

11

CONTROLS AND PROCEDURES

13

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC

CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

FOR THE SIX MONTHS ENDED NOVEMBER 30, 2005

CONTENTS

CONDENSED CONSOLIDATED BALANCE SHEETS

4

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

5

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

6

NOTES TO THE FINANCIAL STATEMENTS

7

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC

CONDENSED CONSOLIDATED BALANCE SHEETS

November 30, 2005
(Unaudited)
USD
Current Assets
Cash & Bank	5,502,472
Accounts Receivable	9,087,371
Inventories	1,570,624
Prepaid expenses	5,458
16,165,925
Non-current Assets
Property, plant and equipment	2,765,697
Related party receivables	8,710,265
Due from shareholders	1,560
11,477,522

TOTAL ASSETS	27,643,447

Current Liabilities
Accounts payable and accruals	3,270,778
Tax payable	90,407
Due to a director	64,591

TOTAL LIABILTIES	3,425,776

Shareholders' Equity
Common Stock: par value $0.01
100,000,000 authorized
21,558,000 (2004: 12,000,000) shares
issued and outstanding	215,580
Addition paid-in capital	4,541,066
Retained earnings / (losses)	19,461,025

TOTAL SHAREHOLDERS' EQUITY	24,224,771

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	27,643,447

See the accompanying notes to consolidated financial statements.

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended November 30,		Six months ended November 30,

	2005	2004	2005	2004
	(Unaudited)		(Unaudited)
	USD	USD	USD	USD

Revenue	8,632,594	-	20,382,352

Cost of Sales	(6,146,967)	-	(14,055,116)

Gross Profit	2,485,627	-	6,327,236

Operating expenses
Payroll costs	(1,089)	(3,846)	(1,089)-	(7,692)
Consultation fee	(1,000)	-	(1,000)	-
Operating expenses	(484,920)	(10,922)	(709,615)	(14,575)

Income from operation	1,998,618	(14,768)	5,615,532	(22,267)

Other income (expense)
Other Income	69,564	-	69,563	-
Rental expense	(6,811)	(25,659)	(6,811)-	(25,659)
Total other income	62,753	(25,659)	62,752	(25,659)

Net income before taxes	2,061,371	(40,397)	5,678,284	(47,926)

Provision for taxes	(528,766)	-	(576,548)

Net (loss) / income	1,532,605	(40,397)	5,101,736	(47,926)

Net income / (loss) per share
- basic & diluted	0.11	(0.00)	0.36	(0.00)

Weighted Average Number of Shares
outstanding
- basic & diluted	14,024,666	10,166,667	14,024,666	10,166,667

See the accompanying notes to consolidated financial statements.

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Six months ended
2005
(Unaudited)
USD
Cash flows from operating activities:
Net income	5,101,736
Recapitalization due to reverse merger	19,049,643
Adjustments to reconcile net income to net cash provided by
(used in) operating activities:
(Increase) in accounts receivables and prepayments	(9,092,829)
Increase in accounts payable	3,268,214
Increase in advances from director	64,591
Increase in inventories	(1,570,624)
Increase in PRC business tax payable	90,407
Net cash provided by operating activities	16,911,138
Cash flows from investing activities:
Purchase of property and equipment	(2,744,091)
Net cash (used in) investing activities	(2,744,091)
Cash flows from financing activities:
Issue of S-8 shares	14,200
Increase in amount due from related parties	(8,710,265)
Advances to shareholders	(1,560)
Net cash provided by financing activities	(8,697,625)

Net increase in cash and cash equivalents	5,469,422
Cash and cash equivalents, beginning of period	33,050
Cash and cash equivalents, end of period	5,502,472
Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest paid	-
Income taxes paid	486,141

See the accompanying notes to consolidated financial statements.

NOTES TO THE FINANCIAL STATEMENTS

1.

ORGANIZATION AND NATURE OF OPERATIONS

On September 12, 2005, the Company acquired 50,000 shares of the issued and outstanding stock of China Safetech Holdings Limited, a British Virgin Islands corporation (“Safetech”).  The 50,000 shares of Safetech were acquired from the individual shareholders of Safetech in a share exchange transaction in return for the issuance of 8,138,000 shares of common stock of China Security & Surveillance Technology, Inc. (formerly known as Apex Wealth Enterprises Limited).   The 50,000 shares of Safetech constitute 100% of its issued and outstanding stock, and as a result of the transaction, Safetech became a wholly-owned subsidiary of Apex.  Completion of the transaction resulted in a change in control of the Company.

Safetech is the registered beneficial owner of 100% of Golden Group Corporation (Shen Zhen) Limited (“Golden”).  Golden is a corporation incorporated in the People’s Republic of China (“PRC”) which is engaged in the business of the manufacturing and distribution of security and surveillance systems, which integrates development, manufacturing, marketing, and maintenance of digital video surveillance and network communication together.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. U.S. GAAP differs from that used in the statutory financial statements of the Company, which were prepared in accordance with the relevant accounting principles and financial reporting regulations as established by the Ministry of Finance of the PRC. Certain accounting principles stipulated under U.S. GAAP are not applicable in the PRC.

The Yuan Renminbi (“RMB”) of the People’s Republic of China has been determined to be the functional currency of the Company. No assurance can be given as to the future valuation of the foreign currencies and how further movements in the foreign currencies could affect future earnings of the Company. The consistent exchange rate used has been 8.28 RMB per each US dollar.

RESTRICTIONS ON TRANSFER OF ASSETS OUT OF CHINA

Dividend payments by the Company are limited by certain statutory regulations in China. No dividends may be paid by the Company without first receiving prior approval from the Foreign Currency Exchange Management Bureau. Dividend payments are restricted to 85% of profits, after tax.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SIGNIFICANT ESTIMATES

Several areas require significant management estimates relating to uncertainties for which it is reasonably possible that there will be a material change in the near term. The more significant areas requiring the use of management estimates relates to the valuation of equipment, accrued liabilities, allowance for bad debts, and the useful lives for amortization and depreciation.

CASH EQUIVALENTS

The Company considers all highly liquid debt instruments with original maturity of three months or less to be cash equivalents.

ACCOUNTS RECEIVABLE

Accounts receivable is stated at cost, net of allowance for doubtful accounts. Management evaluates the collectibility of accounts receivable using historical collection patterns as well as the financial stability of the debtors. An allowance is made for amounts that may become uncollectible. 2.

INVENTORIES

Inventories are stated at the lower of cost, determined on a weighted average basis, and net realizable value. Net realizable value is the estimated selling price, in the ordinary course of business, less estimated costs to complete and dispose.

LAND USE RIGHTS

The Company paid in advance for the lease of three parcels of land for forty eight to fifty year time periods, consisting of approximately $1,361,467. The lease periods began in 1997 and expire during 2045 and 2047. The amount is being amortized and recorded as expense over the 48-50 year terms of the leases. The Company adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets (SFAS 142), effective January 1, 2002. Under SFAS 142, finite lived intangible assets are amortized over their lives, and are reviewed annually for impairment, or more frequently, if indications of possible impairment exist. The Company has performed the requisite annual transitional impairment tests on intangible assets and determined that no impairment adjustments were necessary.

REVENUE RECOGNITION

The Company recognizes revenue as earned when the customer accepts delivery of the products or services in accordance with pricing and delivery terms stipulated in the sales contracts and agreements.

CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to credit risk consist primarily of trade receivables. The Company extends credit to a substantial number of its customers and performs ongoing credit evaluations of those customers’ financial condition, while generally requiring no collateral.

The Company has different customers each year that comprise more than 10% of sales revenue, due to the size of projects that the Company sells and installs. During 2004 the Company had 17 customers, two of which each constituted more than 10% of sales revenue. During 2003 the Company had 15 customers, one of which constituted more than 10% of sales revenue.

PROPERTY AND EQUIPMENT

Impairment of long-lived assets is recognized when events or changes in circumstances indicate that the carrying amount of the asset, or related groups of assets, may not be recoverable. Under the provisions of SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", the Company recognizes an "impairment charge" when the expected net undiscounted future cash flows from an asset's use and eventual disposition are less than the asset's carrying value and the asset's carrying value exceeds its fair value. Measurement of fair value for an asset or group of assets may be based on appraisal, market values of similar assets or estimated discounted future cash flows resulting from the use and ultimate disposition of the asset or assets.

Expenditures for maintenance, repairs and betterments, which do not materially extend the normal useful life of an asset, are charged to operations as incurred. Upon sale or other disposition of assets, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income. Depreciation and amortization are provided for financial reporting purposes primarily on the straight-line method over the estimated useful lives ranging from 5 to 50 years.

OPERATING LEASES

Operating leases represent those leases under which substantially all the risks and rewards of ownership of the leased assets remain with the lessors. Rental payments under operating leases are charged to expense on the straight-line basis over the period of the relevant leases.

INCOME TAXES

Income tax expense is based on reported income before income taxes. Deferred income taxes reflect the effect of temporary differences between assets and liabilities that are recognized for financial reporting purposes and the amounts that are recognized for income tax purposes. In accordance with Statement of Financial Accounting Standard (SFAS) No. 109, "Accounting for Income Taxes," these deferred taxes are measured by applying currently enacted tax laws.

The Company withholds and pays income taxes on its employees' wages, which funds the Chinese government's sponsored health and retirement programs of all its employees. The Company is also obligated to make contributions to the social insurance bureau under the laws of the PRC for pension and retirement benefits.

3.

COMMITMENTS AND CONTINGENCIES

LEGAL PROCEEDINGS

From time to time, the Company has disputes that arise in the ordinary course of its business. Currently, according to management, there are no material legal proceedings to which the Company is party of, or to which any of their property is subject, that will have a material adverse effect on the Company's financial condition.

WARRANTIES

The Company issues a three year warranty with the sales of its surveillance and security systems. The warranty covers labor only. The amount of future costs to service items covered by warranty cannot be reliably measured, so no liability has been recognized for such future costs. Management believes that the warranty costs could be as high as 0.5% of the sale price for each year that a system is covered.

4.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, “Disclosures about Fair Value of Financial Instruments” ("SFAS 107") requires entities to disclose the fair values of financial instruments except when it is not practicable to do so. Under SFAS No. 107, it is not practicable to make this disclosure when the costs of formulating the estimated values exceed the benefit when considering how meaningful the information would be to financial statement users.

As a result of the difficulties presented in the valuation of the receivables from related entities/parties because of their related party nature, estimating the fair value of these financial instruments is not considered practical. The fair values of all other assets and liabilities do not differ materially from their carrying amounts. None of the financial instruments held are derivative financial instruments and none were acquired or held for trading purposes in 2005 and 2004.

5.

SUBSEQUENT EVENTS

On January 23, 2006, Chen Xing Hua resigned as a Director of the Company.  His resignation was not due to any disagreement with the Company. On January 24, 2006, the Board of Directors appointed Jiang Jian Guo as a replacement Mr Chen.  He will serve until the next annual meeting of the Company’s stockholders or until a successor is appointed.

On February 8, 2006, the Company has changed its name as China Security & Surveillance Technology, Inc. for capturing the essence of the services and products provided.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

SPECIAL NOTE OF CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this report, including statements in the following discussion are what are known as “forward looking statements”, which are basically statements about the future.  For that reason, these statements involve risk and uncertainty because no one can accurately predict the future. Words such as "plans," "intends," "hopes," "seeks," "anticipates," "expects," and the like, often identify such forward-looking statements but are not the only indication that a statement is a forward-looking statement. Such forward-looking statements include statements concerning our plans and objectives with respect to the present and future operations of the Company and statements which express or imply that such present and future operations will or may produce revenues, income or profits. Numerous factors and future events could cause the Company to change such plans and objectives, fail to successfully implement such plans or achieve such objectives, or cause such present and future operations to fail to produce revenues, income or profits. Therefore, the reader is advised that the following discussion should be considered in light of the discussion of risks and other factors contained in this report and in the Company’s other filings with the Securities and Exchange Commission. No statements contained in the following discussion should be construed as a guarantee or assurance of future performance or future results.

Background

The Company was incorporated in the British Virgin Islands in April 2002 with an authorized capital of US$50,000 divided into 50,000 shares of common stock at US$1 par value and operates as a corporation under the International Business Companies Ordinance of 1984.  The Company was incorporated as Apex Wealth Enterprises Limited.  On February 8, 2006, the Company changed its name to China Security and Surveillance Technology, Inc.

On August 1, 2002, the authorized capital was subdivided into 500,000 shares of common stock at US$0.01 par value.  On May 12, 2003, the authorized capital was increased to US$1,000,000, which was divided into 100,000,000 shares of common stock at US$0.01 par value.

During the fiscal year ended May 31, 2005 the Company offered 2,000,000 new shares of common stock, par value of US$0.01 each, for sale to the public at an offering price of US$0.05 per common share by filing the Form F-1 with the Securities and Exchange Commission in the United States of America (the “US”).  The aforesaid public offer was completed on October 31, 2004.  In addition, the Company has its common stock quoted on the Over-The-Counter Bulletin Board in the US.

On September 12, 2005, the Company acquired 50,000 shares of the issued and outstanding stock of China Safetech Holdings Limited, a British Virgin Islands corporation (“Safetech”).  The 50,000 shares of Safetech were acquired from the individual shareholders of Safetech in a share exchange transaction in return for the issuance of 8,138,000 shares of common stock of Apex.   The 50,000 shares of Safetech constitute 100% of its issued and outstanding stock, and as a result of the transaction, Safetech became a wholly-owned subsidiary of Apex.  Completion of the transaction resulted in a change in control of the Company.

From inception until the acquisition of Safetech in September 2005, the Company was a development stage enterprise and had no revenue.  During such period, the sole activities of the Company were its organization, raising capital, developing a general business plan and completing a public offer.

Safetech is the registered beneficial owner of 100% of Golden Group Corporation (Shen Zhen) Limited (“Golden”).  Golden is a corporation incorporated in the People’s Republic of China (“PRC”) which is engaged in the business of the manufacturing and distribution of security and surveillance systems, which integrates development, manufacturing, marketing, and maintenance of digital video surveillance and network communication   The Company engages in business activities through its subsidiaries.

Results of Operations

Six month period ended November 30, 2005 compared to six month period ended November 30, 2004

For the six-month period ended November 30, 2005, the Company had sales revenues of $20,382,352 and income from operations of $5,615,532 compared to revenues of $0 and loss from operations of $22,267 for the six-month period ended November 30, 2004.  The difference is due to the Company’s acquisition of Safetech as a subsidiary.  The result for the second quarter also is due to rapid market growth. The dramatic improvement of performance during this period is anticipated to continue in the next quarter because there are great opportunities in this market after the increased Government enforcement policies towards safety of coal mines and the coming of 2008 Olympic Games in Beijing which will both require additional security technologies.

The operating expenses for the six month period ended November 30, 2005 were $709,615, compared to operating expenses of $14,575 for the six month period ended November 30, 2004.  The increase in expenses is due to commencement of operating activities in 2005.

Three-month period ended November 30, 2005 compared to three month period ended November 30, 2004

For the three month period ended November 30, 2005, the Company had sales revenue of $8,632,594 and income from operations of $1,998,618, compared to sales revenue of $0 and a loss from operations of $14,768 for the three-month period ended November 30, 2004.  The increase in revenue is due to commencement of operating activities in 2005.

The Company had operating expenses of $484,920 for the three-month period ending November 30, 2005 compared to operating expenses of $10,922 for the three-month period ending November 30, 2004.  The increase in expense is due to the commencement of operating activities in 2005.

Plan of Operations

Golden, the operating subsidiary of the China Security & Surveillance Technology, Inc., is one of the market leaders in the security industry in People's Republic of China (P.R.C.). Its customers are mainly government and public organizations such as police departments, airports, customs, railway stations, schools, banks and Justice Departments. The Company's marketing network covers nine regions, 37 subsidiaries and over 40 flagship stores across mainland China. The company's main products include standalone surveillance main host systems, embedded surveillance main host systems, in-car surveillance host systems, home consumer surveillance systems, video compression cards, and various kinds of web cameras and many foreign surveillance products.

In the next 12 months, the Company expects to expand its production and research and development facilities and marketing network coverage in order to strengthen the products variety and market competitiveness. Also, the management will search for suitable targets for probable horizontal or vertical mergers or acquisitions, so as to enhance the overall productivity and benefit from economies of scale.

Because the development plan requires a large capital investment, the Company has already decided to apply for a change of listing from the OTCBB to the American Stock Exchange. The Company hopes that this strategy can increase the liquidity of the shares of the Company and the reputation among investors. Hence, it will be easier to raise enough funds for the Company for supporting the development plans.

It is not expected that there will be any significant changes in the number of employees during the next 12 months.

The Company does not anticipate any other significant financial commitments and/or financial changes in the next 12 months.

CONTROLS AND PROCEDURES

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures.  Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are effective in timely alerting them to material information required to be included in our periodic SEC reports.  It should be noted that design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

EXHIBITS

The following exhibits are filed herewith:

31.1  Certification pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as amended.

31.2  Certification pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as amended.

32.1 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC.

By: /s/ Tu Guo Shen
Chief Executive Officer, President and Director

Date:  February 14, 2006

By: /s/ Wu Jin Xu

Chief Financial Officer

Date:  February 14, 2006